Prospectus Supplement

John Hancock CQS Asset Backed Securities Fund (the fund)

Supplement dated February 6, 2025 to the current Prospectus, as may be supplemented (the Prospectus)

Effective February 6, 2025, the thirteenth paragraph under the “PURCHASE TERMS” section of the Prospectus is amended and restated in its entirety as follows:

Generally, a sales load of up to 2.50% is charged on purchases of Class A Shares. Class I Shares and Class U are not subject to any sales load. The sales load on Class A may be waived for: (i) certain institutional investors, employees of the Advisor, the Distributor or a financial intermediary and their affiliates, and members of their immediate families; (ii) purchases by investors maintaining a brokerage account with a registered broker-dealer that has entered into an agreement to with the Distributor to offer Class A Shares through a load waived network or platform, which may or may not charge transaction fees; and (iii) such other persons as may be authorized by the Advisor at its sole discretion. In addition, the sales load on Class A Shares may be reduced or waived by financial intermediaries based on specific policies and procedures of the financial intermediary. The sales load will neither constitute an investment made by the investor in the fund nor form part of the assets of the fund. Shareholders may qualify for a reduced sales load on Class A Shares based on the following breakpoints:

Class A Sales Load As a Percent of Purchase Amount*	Breakpoint
2.50%	Less than $100,000
2.00%	$100,000 to $249,999
0%	$250,000 and over

*	Class A Share investments may be subject to a maximum sales charge of 2.50%. Such sales load will not form part of an investor’s investment in the fund.

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.

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